Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine month periods ended September 30, 2021 and 2020. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of September 30, 2021 and for the nine month periods ended September 30, 2021 and 2020, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2021 (the “2020 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the 2020 Annual Report and our other public filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	the length and number of off-hire periods and dependence on third-party managers;
●	business disruptions due to natural disasters and health catastrophes, such as the recent outbreak of COVID-19; and
●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2020 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,”) and
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”, collectively with Secondone, Thirdone, Fourthone, Seventhone, and Eighthone the “Vessel-owning companies”).

Tenthone Corp. was formed on April 22, 2021, under the laws of the Republic of the Marshall Islands, to acquire and operate the 2013 built medium range tanker (“MR”) which was delivered to the Company on July 15, 2021 and renamed Pyxis Karteria.

The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	22/04/2021	Pyxis Karteria	46,652	2013	07/15/2021

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of November 12, 2021, two of the vessels in our fleet were employed in time charters, and four in the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

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Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described more fully in our 2020 Annual Report and provides for the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Exchange, board of directors’ compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

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Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Special Survey and Drydocking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the promissory note we issued in favor of Maritime Investors Corp., which is more fully described hereto under the section entitled “Liquidity, Debt and Capital Structure”. Except for the interest payments under our promissory note, which was restructured effective June 17, 2021 and the prior loan for the Eighthone, which was paid-off in full on March 30, 2021, both based on fixed rates, the interest rate under our debt agreements is linked to the one and three month LIBOR rates. In order to hedge our variable interest rate exposure, on January 19, 2018, we, through one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million with a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Also, on July 16, 2021, we, through one of our vessel-owning subsidiaries, purchased one additional interest rate cap from a large international bank for a notional amount of $9.55 million with a cap rate of 2.0%. The interest rate cap will terminate on July 8, 2025. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, presented in the tables below, have been derived from our unaudited interim consolidated financial statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2020, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2020 Annual Report.

Statements of Comprehensive Loss Data	Nine months ended September 30,
(In thousands of U.S. Dollars, except per share data)	2020	2021

Revenues, net	$17,199	$17,237
Voyage related costs and commissions	(3,333)	(5,374)
Vessel operating expenses	(8,024)	(8,990)
General and administrative expenses	(1,768)	(1,899)
Management fees, related parties	(484)	(479)
Management fees, other	(626)	(614)
Amortization of special survey costs	(163)	(306)
Depreciation	(3,302)	(3,528)
Gain from the sale of vessel, net	7	—
Allowance for credit losses	—	(9)
Loss from debt extinguishment	—	(458)
Loss from financial derivative instrument	—	(18)
Interest and finance costs, net	(3,782)	(2,485)
Net loss	$(4,276)	$(6,923)

Dividend Series A Convertible Preferred Stock	—	(381)
Net loss attributable to common shareholders	$(4,276)	$(7,304)

Loss per common share, basic	$(0.20)	$(0.21)
Weighted average number of shares, basic	21,490,669	35,009,313

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Balance Sheets Data
(In thousands of U.S. Dollars)	December 31, 2020	September 30, 2021

Total current assets	$5,405	$11,360
Total other non-current assets	4,011	4,044
Total fixed assets, net	83,774	100,277
Total assets	$93,190	$115,681
Total current liabilities	8,300	9,413
Total non-current liabilities	55,331	54,028
Total stockholders’ equity	$29,559	$52,240

Statements of Cash Flows Data	Nine months ended September 30,
(In thousands of U.S. Dollars)	2020	2021

Net cash used in operating activities	$(10,097)	$(3,423)
Net cash provided by/ (used in) by investing activities	12,793	(20,158)
Net cash (used in) / provided by financing activities	(4,064)	30,333
Change in cash and cash equivalents and restricted cash	$(1,368)	$6,752

	Nine months ended September 30,
Fleet data	2020	2021

Ownership days (1)	1,370	1,442
Available days (2)	1,342	1,442
Operating days (3)	1,173	1,266
Utilization % (4)	87.4%	87.8%
Daily time charter equivalent rate (5)	$11,825	$9,370
Average number of vessels (6)	5.0	5.3
Number of vessels at period end	5	6
Weighted average age of vessels at period end (7)	8.35	9.12

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.

(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.

(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.

(4)	We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.

(5)	Daily Time Charter Equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.

(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

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The following table reflects the calculation of our daily TCE rates for the nine month periods ended September 30, 2021 and 2020:

(thousands of U.S. Dollars, except for operating days and daily TCE rates)	Nine months ended September 30,
	2020	2021

Revenues, net	$17,199	$17,237
Voyage related costs and commissions	(3,333)	(5,374)
Time charter equivalent revenues(1)	$13,866	$11,863

Operating days for fleet (2), (3)	1,173	1,266
Daily TCE rate (1) , (2), (3)	$11,825	$9,370

(1)	Subject to rounding; please see “Non-GAAP Measures and Definitions” above.
(2)	Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the nine months ended September 30, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).
(3)	Pyxis Karteria, acquired during the third quarter of 2021 (July 15, 2021).

The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type basis for the nine month periods ended September 30, 2021 and 2020:

(Amounts in U.S. Dollars per day)		Nine months ended September 30,
		2020	2021
Eco-Efficient MR2: (2021: 3 of our vessels) *
(2020: 2 of our vessels)	TCE :	14,816	10,892
	Opex :	6,065	7,086
	Utilization % :	98.5%	95.5%
Eco-Modified MR2: (1 of our vessels)
	TCE :	15,196	10,353
	Opex :	6,242	6,762
	Utilization % :	100.0%	94.9%
Small Tankers: (2 of our vessels)
	TCE :	5,481	6,554
	Opex :	5,112	4,999
	Utilization % :	70.6%	75.5%
Fleet: (2021: 6 vessels) *
(2020: 5 vessels) **	TCE :	11,825	9,370
	Opex :	5,719	6,234
	Utilization % :	87.4%	87.8%

* Pyxis Karteria, acquired during the third quarter of 2021 (July 15, 2021).

** Pyxis Delta, a standard MR, was sold on January 13, 2020, and has been excluded from the calculations for the nine months ended September 30, 2020 (the vessel had been under time charter employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

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Results of Operations

Nine months ended September 30, 2021 and 2020

The average number of vessels in our fleet was 5.3 and 5.0 for the nine months ended September 30, 2021 and 2020, respectively.

●	Revenues, net: Revenues, net of $17.2 million for the nine months ended September 30, 2021, remained flat compared with the same period of 2020, as a result of increased spot activity for our MR tankers at reduced TCE rates counterbalanced by the increased operating days due to the Pyxis Karteria acquisition in July, 2021, and increased employment in the two smaller tankers.

●	Voyage related costs and commissions: Voyage related costs and commissions of $5.4 million for the nine month period ended September 30, 2021, represented an increase of $2.1 million, or 61.2%, compared to $3.3 million for the same period in 2020. This increase was primarily a result of 122 days increase in spot employment for our MRs from 39 days during the nine months ended September 2020 to 161 days during the same period in 2021, as well as substantially higher average bunker fuel cost per metric ton. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in time chartering results in increased voyage related costs and commissions.

●	Vessel operating expenses: Vessel operating expenses of $9.0 million for the nine months ended September 30, 2021, represented an increase of $1.0 million, or 12.0%, compared to the same period in 2020 mainly attributed to the new secondhand acquired vessel Pyxis Karteria on July 15, 2021 as well as higher crewing costs due to COVID-19-related measures.

●	General and administrative expenses: General and administrative expenses of $1.9 million for the nine month period ended September 30, 2021 were $0.1 million higher than the same period in 2020 primarily attributed to higher professional fees.

●	Management fees: For the nine month period ended September 30, 2021, management fees paid to our ship manager, Maritime, a company related to Mr. Valentios Valentis, our Chairman and Chief Executive Officer, and Class I Director and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $1.1 million in aggregate for both periods.

●	Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the period ended on September 30, 2021, increased $0.1 million compared to the same period in 2020 due to three vessel drydockings completed in the second half of 2020.

●

Depreciation: Depreciation of $3.5 million for the nine months ended September 30, 2021, increased $0.2 million or 6.8% compared to the same period in 2020 primarily due to the addition to the fleet of the Pyxis Karteria which was acquired on July 15, 2021.

●

Loss from debt extinguishment: For the nine months ended September 30, 2021, we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, both of which are associated with the loan on the Pyxis Epsilon (Eighthone Corp) that was refinanced at the end of first quarter of 2021. No such loss was recorded for the prior period in 2020.

●	Interest and finance costs, net: Interest and finance costs, net, for the nine months ended September 30, 2021, of $2.5 million, represented a decrease of $1.3 million or 34.3% from the compared period in 2020. The decrease was primarily attributable to lower finance cost derived from the refinancing on March 30, 2021, of the Eighthone Corp loan. Additionally, lower outstanding balance of the Eighthone Corp loan and lower LIBOR rates paid on floating rate bank debt, compared to the same period in 2020, helped reduce interest expense.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2021, have been our cash from our financing activities. Our principal uses of funds have been the Pyxis Karteria acquisition, working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of September 30, 2021, amounted to $7.7 million, compared to $1.6 million as of December 31, 2020. As of September 30, 2021, we had working capital of $1.9 million compared to the working capital deficit of $2.9 million as of December 31, 2020. We define working capital as current assets minus current liabilities. On February 24, 2021, we completed a private placement of common stock which resulted in net proceeds of $23.1 million. On July 16, 2021, we completed a follow-on public offering of 7.75% Series A Cumulative Convertible Preferred Shares which resulted in net proceeds of $5.6 million. The above proceeds were used to finance in part the aforementioned acquisition, improve working capital and refinance the Eighthone loan (see below).

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Operating Activities

●	Net cash used in operating activities was $3.4 million for the nine months ended September 30, 2021, compared to $10.1 million for the same period in 2020. The net loss for the period was $6.9 million compared to $4.3 million for previous period, contributing $2.6 million less operating cash. Aggregate movements in working capital accounts, current assets and liabilities, driven to increased cash by $8.6 million. This was largely attributable to $10.5 million decrease in related parties accounts offset by a $2.3 million increase in Trade accounts receivable, net.

Investing Activities

●	Net cash used in investing activities during the nine months ended September 30, 2021, was $20.2 million primarily a result of the $20.0 million vessel acquisition of the Pyxis Karteria. The same period in 2020 reflected an aggregate $12.8 million in net cash provided by investing activities which were substantially due to the sale of Pyxis Delta of $13.2 million offset by $0.4 million of payments for the ballast water treatment installations of the Pyxis Malou and Pyxis Epsilon, that were completed in 2019 and 2020, respectively.

Financing Activities

●	Net cash provided by financing activities was $30.3 million for the nine month period ended September 30, 2021, mainly reflecting the aggregate of $27.2 million of debt principal payments, including the prepayment of the Eighthone’s $24 million loan with Entrust Permal ( the “Credit Facility”), new bank loans of $17 million and $13.5 million for Eighthone secured by the Pyxis Epsilon and Tenthone secured by the Pyxis Karteria, respectively, the private placement of common stock of $23.1 million in net proceeds, the issuance of 7.75% Series A Cumulative Convertible Preferred Shares of $5.7 million in net proceeds, exercise of common stock warrants of $0.2 million, Series A Preferred Stock dividend payments of $0.3 million and financing fees payment of $0.6 million related to the new loan facilities in Eighthone and Tenthone. For the nine months ended September 30, 2020, net cash used in financing activities of $4.1 million mainly reflected scheduled debt payments and the prepayments of the loan facility secured by the Pyxis Delta and Pyxis Theta as a result of the sale of the Pyxis Delta of $19.1 million, and a new bank loan for Pyxis Theta of $15.25 million to refinance its then existing outstanding loan.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2020 Annual Report for the year ended December 31, 2020 and Note 7 to our unaudited interim consolidated financial statements for the nine month periods ended September 30, 2021 and 2020 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt, private placement of common stock, issuance of Convertible Preferred Shares and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by COVID-19, we expect that our future liquidity requirements should relate primarily to:

●	our operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	vessel acquisitions.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, possible sale of our small tankers, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of September 30, 2021, we had a working capital surplus of $1.9 million, defined as current assets minus current liabilities. As of the filing date of the third quarter of 2021 unaudited interim consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period, including vessel acquisitions through cash generated from operations, new borrowings and by managing our working capital requirements. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

8

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We continue to pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for Northsea Alpha and Northsea Beta.

While we pay cash dividends on our outstanding Series A Convertible Preferred Stock, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On May 14, 2019, we entered into a second amendment to the Amended & Restated Promissory Note ( the “Promissory Note”) with Maritime Investors, a company affiliated with our Chairman, Chief Executive Officer and Class I Director, which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the Eighthone’s Credit Facility in September 2023, b) January 15, 2024 and c) repayment of any payment-in- kind (“PIK”) interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% was payable in cash and 4.5% was payable in common shares calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. These amendments were approved by the Company’s audit committee. With the uplifting of the repayment restrictions per the Credit Facility, at our option, we could have continued to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. On January 4 and April 2, 2021, we issued 64,446 and 47,827 common shares, respectively, to settle the interest charged on the Promissory Note.

On July 8, 2020, Seventhone (owner of the Pyxis Theta) entered into a $15,250 secured loan agreement with a new lender, Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility. The five-year loan bears interest at LIBOR plus a margin of 3.35% per annum. The principal obligation amortizes in 20 consecutive quarterly installments of $300 each, the first falling due in October 2020, and the last installment accompanied by a balloon payment of $9,250 due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. As of the date of this filing, the outstanding loan was $13.7 million.

On February 24, 2021, we closed an equity private placement with a group of investors, which resulted in gross proceeds to the Company of $25.0 million, before deducting placement offering expenses. We issued 14,285,715 shares of common stock at a price of $1.75 per share. We used a portion of the net proceeds from the offering for the repayment of outstanding indebtedness and some of the remaining proceeds for the vessel acquisition of Pyxis Karteria previously mentioned. The securities offered and sold by us in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021.

On March 30, 2021, the $24 million Credit Facility for the Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, was prepaid. The interest rate on this loan with Entrust Permal was 11% per annum. Upon repayment of this loan in full, we incurred a loss on debt extinguishment of approximately $0.5 million containing an early repayment fee and a write off of the unamortized deferred finance fees related to the extinguishment. On that date, we completed the refinancing of a previous Credit Facility with a new $17 million secured loan which has an interest rate of Libor plus 3.35% and is repayable over 5 years. Approximately $7.275 million in cash was also used in this refinancing. This loan refinancing with Alpha Bank resulted in an interest rate savings of approximately 7.5% per annum with scheduled principal amortization of $1.2 million per year.

Upon repayment of the Credit Facility, the maturity date for the Promissory Note became March 30, 2022. The existing Promissory Note was restructured and amended as of May 27, 2021 on the following basis: a) repayment on June 17, 2021 of $1 million in principal and $0.4 million for accrued interest, b) conversion on June 17, 2021 of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021 financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash, thereafter. These amendments were approved by the Company’s audit committee.

On May 14, 2021, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $250.0 million. The registration statement was declared effective by the SEC on May 25, 2021.

9

On June 18, 2021 the Company announced that it received a deficiency notice from The NASDAQ Stock Market, Inc. (“Nasdaq”), on June 16, 2021, stating that, for a period of 30 consecutive business days, the Company’s common shares closed below the minimum bid price of $1.00 per share as required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Company has until December 13, 2021, to regain compliance with the Minimum Bid Price Requirement. If at any time during this period, the closing bid price of the Company’s common shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide confirmation of the Company’s compliance with the Minimum Bid Price Requirement and the matter will be closed. If the Company does not regain compliance during the initial compliance period, it may be eligible for an additional 180 calendar day compliance period. In order to qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during such compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s common shares will be subject to delisting by Nasdaq. The Company is currently reviewing options to meet the requirements for continued listing on Nasdaq. This notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with the exchange. During this time, the Company’s common shares will continue to be listed and trade on the Nasdaq.

On July 9, 2021, Tenthone, our vessel owning subsidiary that acquired the Pyxis Karteria, signed a loan agreement with a European bank for $13.5 million secured loan which is repayable over seven years. The facility is priced at Libor plus 4.8% with scheduled principal amortization of $0.35 million for the first four installments and annum principal amortization of $1.2 million thereafter.

On July 16, 2021, we closed a follow-on public offering of 308,487 shares of 7.75% Series A Cumulative Convertible Preferred Shares at a purchase price of $20.00 per Preferred Share. Pyxis Tankers received gross proceeds of approximately $6.17 million from the Offering, prior to deducting underwriting discounts and estimated offering expenses. The Company used the $5.56 million of the net proceeds for general corporate purposes, including working capital.

As of September 30, 2021, we had 38,316,854 issued and outstanding common shares, 449,673 Series A Preferred Shares and 1,590,540 warrants (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per share, respectively, and 2,000 and 2,683 Series A Preferred Stock purchase warrants which have an exercise price of $24.92 and $25 per share, respectively). As of the date of this filing, Mr. Valentis beneficially owned 18,688,919 or approximately 48.8% of our outstanding shares.

As of September 30, 2021, there was no amount available to be drawn down by the Company under its existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is primarily linked to the one and three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million with a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Also, on July 16, 2021, we, via one of our vessel-owning subsidiaries, purchased one additional interest rate cap from a large international bank for a notional amount of $9.55 million with a cap rate of 2.0%. The interest rate cap will terminate on July 8, 2025. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

Subsequent Events

On November 15, 2021, we signed a Memorandum of Agreement to acquire from an affiliated company, the “Pyxis Lamda”, a 2017-built 50,296 dwt. eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32 million. The Company’s audit committee, consisting of independent and disinterested members of the Company’s board of directors, have negotiated and approved this acquisition, which is expected to close in December 2021. The consideration for this transaction will consist of cash on hand, the issuance by the Company of $3 million under an amended unsecured promissory note due in 2024 and $3 million in common shares, with the non-cash component representing approximately 19% of the purchase price. The remaining portion of the consideration of this purchase will be funded by borrowings under a new $29 million loan from one of our existing lenders, which will also refinance an outstanding loan on the Pyxis Malou, our 2009 built tanker. This 5-year bank loan will bear interest at Libor + 3.15%, have principal amortization of $625,000 per quarter, and be secured by both vessels. This loan is subject to execution of definitive loan documentation and standard closing conditions.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our unaudited interim consolidated financial statements as of September 30, 2021 and for the nine month periods ended September 2021 and 2020 included elsewhere herein.

10

Fleet Information (as of November 12, 2021)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Redelivery Date

Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	13,250	Dec 2021
Pyxis Karteria	Hyundai / S. Korea	MR	46,652	2013	Time	13,500	Nov 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,671

(1) These tables are dated as of November 12, 2021 and show gross rates and do not reflect commissions payable.

11

pYXIS TANKERS INC.

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2020 and September 30, 2021 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	September 30,
	Notes	2020	2021
			(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,620	$7,742
Restricted cash, current portion		—	347
Inventories	4	681	1,066
Trade accounts receivable		672	1,954
Less: Allowance for credit losses		(9)	(9)
Trade accounts receivable, net		663	1,945
Due from related parties	3	2,308	—
Prepayments and other current assets		133	260
Total current assets		5,405	11,360

FIXED ASSETS, NET:
Vessels, net	5	83,774	100,277
Total fixed assets, net		83,774	100,277

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		2,417	2,700
Financial derivative instrument		—	56
Deferred dry dock and special survey costs, net	6	1,594	1,288
Total other non-current assets		4,011	4,044
Total assets		$93,190	$115,681

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$3,255	$5,872
Trade accounts payable		3,642	2,697
Due to related parties	3	—	120
Hire collected in advance		726	—
Accrued and other liabilities		677	724
Total current liabilities		8,300	9,413

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	50,331	51,028
Promissory note	3	5,000	3,000
Total non-current liabilities		55,331	54,028

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and September 30, 2021)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 38,316,854 shares issued and outstanding as at December 31, 2020 and September 30, 2021, respectively)	8	22	38
Additional paid-in capital	8	79,692	109,672
Accumulated deficit		(50,155)	(57,470)
Total stockholders’ equity		29,559	52,240
Total liabilities and stockholders’ equity		$93,190	$115,681

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-1

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Nine months ended September 30,
	Notes	2020	2021

Revenues, net	13	$17,199	$17,237

Expenses:
Voyage related costs and commissions	3	(3,333)	(5,374)
Vessel operating expenses		(8,024)	(8,990)
General and administrative expenses	3	(1,768)	(1,899)
Management fees, related parties	3	(484)	(479)
Management fees, other		(626)	(614)
Amortization of special survey costs	6	(163)	(306)
Depreciation	5	(3,302)	(3,528)
Allowance for credit losses		—	(9)
Gain from the sale of vessel, net		7	—
Operating loss		(494)	(3,962)

Other expenses:
Loss from debt extinguishment	7	—	(458)
Loss from financial derivative instrument	10	—	(18)
Interest and finance costs, net	12	(3,782)	(2,485)
Total other expenses, net		(3,782)	(2,961)

Net loss		$(4,276)	$(6,923)

Dividend Series A Convertible Preferred Stock		—	(381)

Net loss attributable to common shareholders	9	$(4,276)	$(7,304)

Loss per common share, basic	9	$(0.20)	$(0.21)

Weighted average number of common shares, basic	9	21,490,669	35,009,313

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the nine month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Total
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity

Balance January 1, 2020	—	—	21,370,280	$21	$75,154	$(43,175)	$32,000
Impact of adoption of ASU 2016-13 new accounting standard for credit losses	—	—	—	—	—	(9)	(9)
Issuance of common stock under the promissory note	—	—	189,605	1	169	—	170
Net loss	—	—	—	—	—	(4,276)	(4,276)
Balance September 30, 2020	—	—	21,559,885	$22	$75,323	$(47,460)	$27,885

Balance January 1, 2021	181,475	—	21,962,881	$22	$79,692	$(50,155)	$29,559
Issuance of common stock under the PIPE, net	—	—	14,285,715	14	23,105	—	23,119
Issuance of common stock under the promissory note	—	—	1,203,335	1	1,111	—	1,112
Issuance of Series A Convertible Preferred shares, net	308,487	—	—	—	5,563	—	5,563
Conversion of Series A Convertible Preferred Shares to common stock	(40,289)	—	720,423	1	(1)	—	—
Common stock from exercise of warrants	—	—	144,500	—	202	—	202
Preferred stock dividends	—	—	—	—	—	(392)	(392)
Net loss	—	—	—	—	—	(6,923)	(6,923)
Balance September 30, 2021	449,673	—	38,316,854	$38	$109,672	$(57,470)	$52,240

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the nine month periods ended September 30, 2020 and 2021

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,
	2020	2021
Cash flows from operating activities:
Net loss	$(4,276)	$(6,923)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,302	3,528
Amortization of special survey costs.	163	306
Amortization of financing costs	265	171
Loss from debt extinguishment	—	458
Loss from financial derivative instrument	—	18
Gain on sale of vessel, net	(7)	—
Issuance of common stock under the promissory note	112	55
Changes in assets and liabilities:
Inventories	67	(385)
Due from/to related parties	(8,066)	2,428
Trade accounts receivable, net	990	(1,282)
Prepayments and other assets	295	(127)
Special survey costs	(446)	—
Trade accounts payable	(1,549)	(933)
Hire collected in advance	(1,022)	(726)
Accrued and other liabilities	75	(11)
Net cash used in operating activities	$(10,097)	$(3,423)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—
Vessel acquisition	—	(20,000)
Vessel additions	(13)	(3)
Ballast water treatment system installation	(391)	(155)
Net cash provided by / (used in) investing activities	$12,793	$(20,158)

Cash flows from financing activities:
Proceeds from long-term debt	15,250	30,500
Repayment of long-term debt	(19,079)	(27,150)
Gross proceeds from issuance of common stock	—	25,000
Common stock offering costs	(34)	(1,860)
Gross proceeds from issuance of preferred shares	—	6,170
Preferred shares offering costs	(19)	(512)
Proceeds from conversion of warrants into common shares	—	202
Repayment of promissory note	—	(1,000)
Financial derivative instrument	—	(74)
Payment of financing costs	(182)	(625)
Preferred stock dividends paid	—	(318)
Net cash provided by / (used in) financing activities	$(4,064)	$30,333

Net increase / (decrease) in cash and cash equivalents and restricted cash	(1,368)	6,752
Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037
Cash and cash equivalents and restricted cash at the end of the period	$3,808	$10,789

SUPPLEMENTAL INFORMATION:
Cash paid for interest	3,435	2,298
Non-cash financing activities – issuance of common stock under the promissory note	169	1,055
Unpaid portion for common stock offering costs and issuance of preferred shares	6	153
Unpaid portion of financing costs	118	40
Unpaid portion of vessel additions	11	28

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-4

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of September 30, 2021, Pyxis owned 100% ownership interest in the following six vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone” and collectively with Secondone, Thirdone, Fourthone, Seventhone, and Eighthone the “Vessel-owning companies”).

At September 30, 2021, Pyxis also owned 100% ownership interest in the following non-vessel owning companies:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel Pyxis Delta that was sold to an unaffiliated third party on January 13, 2020 and,
●	Maritime Technologies Corp, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2021. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2021 (the “2020 Annual Report”).

Revenues for the nine month periods ended September 30, 2020 and 2021, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Nine months ended September 30,
	2020	2021
A	62%	39%
B	6%	13%
C	15%	12%
Total	83%	64%

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that are presented in the accompanying interim condensed consolidated statement of cash flows for the nine month periods ended September 30, 2020 and 2021.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information: -Continued:

	September 30, 2020	September 30, 2021
Cash and cash equivalents	$883	$7,742
Restricted cash, current portion	600	347
Restricted cash, net of current portion	2,325	2,700
Total cash and cash equivalents and restricted cash	$3,808	$10,789

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of September 30, 2021, the Company had a working capital surplus of $1.947, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain. During the nine months ended September 30, 2021, the COVID-19 pandemic mainly contributed to higher crewing costs due to increased precautionary measures. We do not expect a further significant impact on the Company’s crewing cost and in addition, the Company expects this impact to be occasional and costs to be normalized in the next periods.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of September 30, 2021, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it has been determined that the only material impact of COVID-19 to the Company has been lower charter activity which has affected the entire industry and resulted in lower profitability and greater losses as well as in higher crewing and dry-docking costs. In addition, many of the Company’s estimates and assumptions, especially charter rates, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

As of September 30, 2021, Mr. Valentis beneficially owned 18,688,919 shares or approximately 48.8% of the Company’s common stock.

2.	Significant Accounting Policies:

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report. There have been no material changes to these policies in the three-month period ended September 30, 2021, except as discussed below:

Recent Accounting Pronouncements – Not Yet Adopted:

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provides guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this principle on the Company’s consolidated financial statements.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2. Significant Accounting Policies: – Continued:

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.”

3.	Transactions with Related Parties:

The following transactions with related parties occurred during the nine–month periods ended September 30, 2020 and 2021.

(a)       Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive loss:

	Nine months ended September 30,
	2020	2021
Included in Voyage related costs and commissions
Charter hire commissions	$218	$219

Included in Management fees, related parties
Ship-management Fees	484	479

Included in General and administrative expenses
Administration Fees	1,222	1,221

Total	$1,924	$1,919

As of December 31, 2020 and September 30, 2021, the balances with Maritime was a due from of $2,308 and a due to of $120, respectively and are included in Due from / Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62%, and, 0.26% respectively, in line with the average inflation rate of Greece for 2018 and 2019. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees effective January 1, 2021, which will remain, for the particular calendar year, as per the previous year.

(b)       Maritime Investors Corp.:

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Permal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% was to be paid in cash and 4.5% was to be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate was effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, could continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash.

With respect to the portion of interest that was to be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

The existing unsecured Amended and Restated Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment of $1 million in principal, b) conversion of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of the first quarter of 2021 results press release, and c) the remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. The transaction was accounted for as a modification of the Promissory Note pursuant to ASC 470-50. With respect to the portion of the promissory note that was settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g. share-settled debt) to be accounted pursuant to ASC 480-10-25-14.

Pursuant to the above, on June 17, 2021, the Company paid $1 million of the loan principle to Maritime Investors plus accrued interest (up to and including June 16, 2021) and, an additional $1 million of the loan principal was converted into 1,091,062 restricted common shares of the Company, computed at the volume weighted average closing share price for the 10-day period from June 3 to June 16, 2021.

Interest charged on the Amended & Restated Promissory Note for the nine months ended September 30, 2020 and 2021, amounted to $338 and $271, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statements of comprehensive loss. Out of the total interest charged on the Amended & Restated Promissory Note during the nine month period ended September 30, 2021, $216 has been paid in cash and the remaining $55 was settled in common shares in April 2021.

At September 30, 2021, the balance of the promissory amounted to $3,000 which included under non-current liabilities in the accompanying consolidated balance sheet. As of December 31, 2020 and September 30, 2021, the related with the Promissory Note interest payable amounted to $339 and nil, respectively, and is included in the accrued and other liabilities line of the consolidated balance sheet of the 2020 Annual Report, and the accompanying unaudited interim consolidated balance sheet, respectively.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2020	September 30, 2021
Lubricants	$348	$458
Bunkers	333	608
Total	$681	$1,066

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2021	$109,209	$(25,435)	$83,774
Vessel acquisition	20,000	—	20,000
Vessel additions	31	—	31
Depreciation	—	(3,528)	(3,528)
Balance September 30, 2021	$129,240	$(28,963)	$100,277

All of the Company’s vessels have been pledged as collateral to secure the loans discussed in Note 7.

On December 11, 2019, the Company entered into an agreement with a third-party to sell Pyxis Delta. On January 13, 2020, pursuant to the sale agreement that the Company entered into in late 2019, the vessel was delivered to her buyers. The total net proceeds from the sale of the vessel were $13,197, of which, $5,674 was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7,523 for the repayment of the Company’s liabilities to Maritime and obligations to its trade creditors.

On July 15, 2021, Tenthone, our vessel owning subsidiary completed the acquisition of Pyxis Karteria from an unaffiliated third party. The secondhand medium range product tanker of approximately 47,000 dwt was built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase price was $20 million and funded by a combination of cash and bank debt (see also note 7).

6.	Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance January 1, 2021	$1,594
Amortization of special survey costs	(306)
Balance September 30, 2021	$1,288

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive loss.

7.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2020 and September 30, 2021, are analyzed as follows:

Vessel (Borrower)	December 31, 2020	September 30, 2021
Northsea Alpha (Secondone)	$3,290	$2,990
Northsea Beta (Thirdone)	3,290	2,990
Pyxis Malou (Fourthone)	8,730	7,680
Pyxis Theta (Seventhone)	14,950	14,050
Pyxis Epsilon (Eighthone)	24,000	16,400
Pyxis Karteria (Tenthone)	—	13,500
Total	$54,260	$57,610

Current portion	$3,410	$6,100
Less: Current portion of deferred financing costs	(155)	(228)
Current portion of long-term debt, net of deferred financing costs, current	$3,255	$5,872

Long-term portion	$50,850	$51,510
Less: Non-current portion of deferred financing costs	(519)	(482)
Long-term debt, net of current portion and deferred financing costs, non-current	$50,331	$51,028

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt: - Continued:

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

As of September 30, 2021, each of Secondone’s and Thirdone’s outstanding loan balance, amounting to $2,990, is repayable in 6 remaining quarterly installments of $100 each, the first due in November 2021, and the last installment accompanied by a balloon payment of $2,390 due in February 2023. As of September 30, 2021, the outstanding balance of Fourthone loan of $7,680 is repayable in 6 remaining quarterly installments amounting to $2,280, the first due in November 2021, and the last installment accompanied by a balloon payment of $5,400 due in February 2023. The first two installments amount to $360 each followed by four amounting to $390 each. The loan bears interest at LIBOR plus a margin of 4.65% per annum.

On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. On June 25, 2021, Seventhone Corp., the owner of the Pyxis Theta, entered into a First Supplemental Letter to the loan agreement with Alpha Bank, as Agent, to modify clause 6.1 (n) of continuing representations and warranties. Under the amended clause, no change shall be made directly or indirectly in the ownership, including beneficial ownership, of Pyxis whereby less than 20% of the shares and voting rights in Pyxis are held by entities affiliated with Mr. Valentis, the Company’s Chief Executive Officer. All other terms and conditions shall remain in full force and effect. As of September 30, 2021, the outstanding balance of the Seventhone loan of $14,050 is repayable in 16 consecutive quarterly installments of $300 each, the first due in October 2021, and the last installment accompanied by a balloon payment of $9,250 due in July 2025.

On September 27, 2018, Eighthone entered into a $24,000 loan agreement with Entrust Global Permal, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The facility had a maturity in September 2023 and was secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The loan facility had an interest rate of 11% of which 1.0% could be paid as PIK interest per annum for the first two years and 11.0% per annum thereafter and incurred fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortized in quarterly installments equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. On March 4, 2021, Eighthone Corp., the owner of the Pyxis Epsilon, entered into a Third Amendment with Wilmington Trust, as Agent, to modify two loan covenants. The Minimum Liquidity amount would remain at $500 through 2021 and increased to $750 thereafter until maturity. The Minimum Security Cover remained at 115% of the outstanding loan ($24,000) through 2021 and would increase to 125% thereafter. All other terms and conditions remained in full force and effect.

On March 30, 2021, the Company completed the refinancing of the Entrust Global Permal loan facility of $24,000, with a $17,000 million loan secured by the Pyxis Epsilon from Alpha Bank and available cash of $7,000. The refinancing was deemed as an extinguishment of the Entrust Permal loan facility pursuant to ASC 470-50. As such, the difference between the requisition price and the carrying amount of the loan facility, comprising of an early repayment fee of $240 and unamortized deferred finance costs of $218, in aggregate $458, were recognized as “Loss from debt extinguishment” in the accompanying statement of comprehensive loss for the nine month period ended September 30, 2021.

As of September 30, 2021, the outstanding balance of Eighthone loan with Alpha Bank amounted to $16,400, and is repayable in 18 quarterly installments of $300 each, the first due in December 2021, and the last installment accompanied by a balloon payment of $11,000 due in March 2026. The loan bears interest at LIBOR plus a margin of 3.35% per annum.

Standard loan covenants of the Eighthone loan include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include:

●	The Company undertakes to maintain minimum deposit with the bank of $500 at all times;
●	The ratio of the Company’s total liabilities to total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the Vessel-owning company is entitled to distribute dividends to Pyxis. As of September 30 2021, the requirement was met as such ratio was 55% or 20% lower than the required threshold;
●	MSC is to be at least 125% of the respective outstanding loan balance; and
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of the Pyxis or any share therein or the Pyxis Epsilon, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt: - Continued:

On July 9, 2021, Tenthone entered into a loan agreement with Vista Bank, for an amount of $13,500 million loan, in order to partly finance the acquisition cost of the vessel Pyxis Karteria. The Company drew down the amount of $13,500 million upon delivery of the vessel in July 2021.

As of September 30, 2021, the Tenthone outstanding loan balance amounting to $13,500 is repayable in 28 quarterly installments the first falling due in October 2021, and the last installment accompanied by a balloon payment of $4,900 falling due in July 2028. The first four installments amount to $350 each followed by 24 amounting to $300 each. The loan bears interest at LIBOR plus a margin of 4.8% per annum.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). Certain major covenants include:

●	The Company undertakes to maintain minimum deposit with the bank of $250 at all times;
●	MSC is to be at least 120% of the respective outstanding loan balance;
●	Not less than 20% of the ultimate beneficial ownership of (i) the shares in the Corporate Guarantor and (ii) the ultimate voting rights attaching to such shares is held directly or indirectly by the Permitted Holder; and
●	Monthly retention account to ensure that, in each calendar month there is transferred to the Retention Account out of the Earnings received in the Earnings Account of amount equal with one third of the repayment instalment and the relevant aggregate amount of interest falling due which is payable on the next due date for payment.

Amounts presented in Restricted cash, current and non-current in the consolidated balance sheets are related to minimum cash requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after September 30, 2021, are as follows:

To September 30,	Amount
2022	$6,100
2023	14,960
2024	3,600
2025 and thereafter	32,950
Total	$57,610

The Company’s weighted average interest rate (including the margin) for the nine months ended September 30, 2020 and 2021, was 7.8% and 5.3%, including the Amended & Restated Promissory Note discussed in Note 3, respectively.

As of September 30, 2021, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8.	Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2020 and September 30, 2021, the Company had a total of 21,962,881 and 38,316,854 common shares, respectively. The Company had 181,475 and 449,673 Series

A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and September 30, 2021, respectively with a par value of $0.001 per share.

Since January 1, 2021 through September 30, 2021, an aggregate of 40,289 of Series A Convertible Preferred Shares were converted into 720,423 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares. The Company received $0.2 million from the Warrant exercise.

The Company’s Series A Convertible Preferred Shares outstanding balance increased from 181,475 on December 31, 2020 to 449,673 on September 30, 2021. Furthermore, as of December 31, 2020 and September, 2021, the outstanding Warrants amounted to 1,735,040 and 1,590,540, excluding non-tradeable underwriter’s warrants, respectively. There were no further conversions and exercises after September 30, 2021 and to the date of these consolidated financial statements.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8. Equity Capital Structure and Equity Incentive Plan: – Continued:

During the months of January through September 2021, the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $318 for the nine months ended as of September 30, 2021. On September 30, 2021, the Company declared the monthly dividend for October 2021, which amounted to $73 and has been included in the interim consolidated balance sheet under the accrued and other liabilities and in the net loss attributable to common shareholders.

On January 4, 2021 and April 2, 2021, following the second amendment to the Promissory Note, the Company issued 64,446 and 47,827, common shares respectively, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, to settle the interest charged on the Promissory Note as discussed in Note 3.

On February 24, 2021, the Company announced that it had closed definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to the Company of $25,000 before deducting placement offering expenses. The Company issued 14,285,715 shares of common stock at a price of $1.75 per share. The Company used a portion of the net proceeds from the equity offering for the repayment of the Entrust Permal loan facility (see Note 7), improvement of working capital and some of the remaining proceeds for the vessel acquisition mentioned in Note 5 above. The securities offered and sold by the Company in the private placement were subsequently registered under the Securities Act, under a resale registration statement filed with the SEC which became effective on March 11, 2021. Common stock par value and additional paid in capital increased by $14 and $23,103, respectively, from the issuance of common stock under the mentioned Private Investment in Public Equity (‘‘PIPE’’).

The existing unsecured Amended and Restated Promissory Note was restructured and amended as of May 27, 2021, on the following basis: a) repayment of $1 million in principal, b) conversion of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after public distribution of the first quarter of 2021 results press release, and c) the remaining balance of $3 million in principal shall have a maturity date of April 1, 2023 and interest shall accrue at annual rate of 7.5%, since June 17, 2021, payable quarterly in cash. The transaction was accounted for as a modification of the Promissory Note pursuant to ASC 470-50. With respect to the portion of the promissory note that was settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g. share-settled debt) to be accounted pursuant to ASC 480-10-25-14.

On July 16, 2021, the Company we completed a follow-on public offering of 308,487 shares of 7.75% Series A Cumulative Convertible Preferred Shares, which trade on the Nasdaq Capital Market under the symbol “PXSAP”, at a purchase price of $20.00 per Preferred Share. Pyxis Tankers received gross proceeds of approximately $6.17 million from the Offering, prior to deducting underwriting discounts and offering expenses or $5.56 million after offering expenses. Each Preferred Share is convertible into the Company’s common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. If the trading price of Pyxis Tankers common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call for mandatory conversion of the Preferred Shares. Dividends on the Preferred Stock shall be cumulative and paid monthly in arrears starting August 20, 2021, to the extent declared by the board of directors of the Company. The Preferred Shares will not be redeemable until after October 13, 2023, except upon change of control. For more information, relating to the 7.75% Series A Cumulative Convertible Preferred Shares, please refer to Note 8 to our 2020 Annual Report.

As of September 30, 2021, the Company had 38,316,854 issued and outstanding common shares, 449,673 Series A Preferred Shares and 1,590,540 warrants (exclusive of underwriter’s warrants (which are not exercisable for a period of 180 days from the effective date of the applicable registration statement) of which 428,571 and 16,000 have exercise prices of $2.1875 and $1.40 per common share, respectively, and 2,000 and 2,683 Series A Preferred Shares at an exercise price of $24.92 and $25.0 per share, respectively). As of that date, Mr. Valentis beneficially owned 18,688,919 or approximately 48.8% of our outstanding shares which includes the 1,091,062 restricted common shares issued under the $1 million Promissory Note principal settlement mentioned above.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9.	Loss per Common Share:

	Nine months ended September 30,
	2020	2021
Net loss available to common stockholders	$(4,276)	$(7,304)

Weighted average number of common shares, basic and diluted	21,490,669	35,009,313

Loss per common share, basic and diluted	$(0.20)	$(0.21)

As of September 30, 2021 and 2020, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method.

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, trade accounts payable, due to related parties and a promissory note.

Interest rate risk: The Company’s loan interest rates (except for the promissory note) are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report and, hence, the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 with a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. Also on July 16, 2021, the Company, via one of its vessel-owning subsidiaries, purchased one additional interest rate cap with a large international bank for a notional amount of $9.55 million with a cap rate of 2.0%. The interest rate cap will terminate on July 8, 2025.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions that are considered in the Company’s investment strategy. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the consolidated balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of September 30, 2021, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$10,789	$10,789
Trade accounts receivable	$1,945	$1,945
Trade accounts payable	$2,697	$2,697
Long-term debt with variable interest rates, net	$57,610	$57,610
Promissory note with non-variable interest rate *	$3,000	$3,160
Due to related parties	$120	$120

* As at September 30, 2021, the carrying value and the theoretical fair value of the promissory note was $3,000 and $3,160, respectively.

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the nine months ended September 30, 2020 and 2021. As of December 31, 2020 and September 30, 2021, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements: - Continued:

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate caps do not qualify for hedge accounting. The Company adjusts its interest rate cap contracts to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive loss. Information on the location and amount of derivative fair value in the consolidated balance sheets and loss from financial derivative instrument in the unaudited interim consolidated statements of comprehensive loss is shown below:

Consolidated Balance Sheets – Location	December 31, 2020	September 30, 2021
Financial derivative instrument – Other non-current assets	—	$56

	Nine months ended September 30,
Consolidated Statements of Comprehensive Loss – Location	2020	2021
Financial derivative instrument – Fair value at the beginning of the period	—	—
Financial derivative instrument – Additions of the period	—	$74
Financial derivative instrument – Fair value as at period end	—	56
Loss from financial derivative instrument	—	$18

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreements are determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

11.	Commitments and Contingencies:

Minimum contractual charter revenues: Future minimum lease payments, gross of 1.25% and 2.50% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of September 30, 2021, expiring through December 26, 2021, amount to $1,599.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	Nine months ended September 30,
	2020	2021
Interest on long-term debt	$3,152	$2,008
Interest on promissory note	338	271
Amortization of financing costs	265	171
Financing fees and charges	27	35
Total	$3,782	$2,485

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

13.       Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

The following table presents the Company’s revenue disaggregated by revenue source for the nine month periods ended September 30, 2020 and 2021:

	Nine months ended September 30,
	2020	2021
Revenues derived from spot charters, net	$5,606	$8,027
Revenues derived from time charters, net	11,593	9,210
Revenues, net	$17,199	$17,237

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at September 30, 2021 and December 31, 2020:

	December 31, 2020	September 30, 2021
Trade accounts receivable from spot charters	$662	$1,893
Trade accounts receivable from time charters	1	52
Total	$663	$1,945

As of December 31, 2020, the deferred revenue of $726, reported under Hire collected in advance in the consolidated balance sheets, related solely to time charter revenues.

14.	Subsequent Events:

Dividend payment: During October 2021, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to $73. Similarly, on November 2, 2021, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of November 2021. The cash dividend of $73 will be payable on November 22, 2021, to holders of record as of November 12, 2021.

Acquisition of 2017 Built MR Product Tanker: On November 15, 2021, the Company signed a Memorandum of Agreement to acquire from an affiliated company the “Pyxis Lamda”, a 2017-built 50,296 dwt. eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32 million. The Company’s audit committee, consisting of independent and disinterested members of the Company’s board of directors, negotiated and approved this acquisition, which is expected to close in December 2021. The consideration for this transaction will consist of cash on hand, the issuance by the Company of $3 million under an amended unsecured promissory note due in 2024 and $3 million in common shares, with the non-cash component representing approximately 19% of the purchase price. The remaining portion of the consideration of this purchase will be funded by borrowings under a new $29 million loan from one of our existing lenders, which will also refinance an outstanding loan on the Pyxis Malou, our 2009 built tanker. This 5-year bank loan will bear interest at Libor + 3.15%, have principal amortization of $625,000 per quarter, and be secured by both vessels. This loan is subject to execution of definitive loan documentation and standard closing conditions.

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